Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Exicure, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-222999) on Form S-8 and (No. 333-230175) on Form S-3, as amended, of Exicure, Inc. of our report dated March 9, 2020, with respect to the consolidated balance sheets of Exicure, Inc. and subsidiary as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of Exicure, Inc. Our report dated March 9, 2020, on the consolidated financial statements refers to the adoption of Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 842, Leases.

/s/ KPMG LLP

Chicago, Illinois
March 9, 2020